

July 26, 2017

Mail Stop 4720

<u>Via E-mail</u>
Daniel D. Levin
Chief Financial Officer
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

     Re: **Oaktree Capital Group, LLC**
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 1, 2017
           File No. 001-35500

Dear Mr. Levin:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Hugh West

               Hugh West
               Accounting Branch Chief
               Office of Financial Services